UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 10, 2020

Commission File Number: 001-39693

TRITERRAS, INC.
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

9 Raffles Place, #23-04 Republic Plaza

Singapore 048619

Telephone: +65 6661 9240

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	TRIT	Nasdaq Stock Market LLC
Warrants	TRITW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 83,195,869 ordinary shares and 25,981,000 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board ®

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☐

TRITERRAS, INC.

i

Cautionary Note Regarding Forward-Looking Statements

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Shell Company Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of Amendment No. 3 of the Company’s Registration Statement on Form F-4 (333-248486) filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2020 (the “Form F-4”), which is incorporated by reference into this Shell Company Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Shell Company Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Shell Company Report, or the documents to which we refer readers in this Shell Company Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Explanatory Note

On July 29, 2020, Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin as of the date of the Business Combination Agreement (as defined below) and immediately prior to the closing, (the “Netfin Representative”), the Company, Netfin Merger Sub, a Cayman Islands exempted company (“Netfin Merger Sub”), SSOL and IKON (together with SSOL, the “Sellers”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement: (1) the Sellers agreed to sell, transfer, convey, assign and deliver to the Company all of issued and outstanding ordinary shares of Triterras owned by the Sellers in exchange for an aggregate of $60,000,000 in cash, 51,622,419 ordinary shares of the Company, and up to an additional 15,000,000 ordinary shares of the Company upon the Company meeting certain financial or share price thresholds; and (2) Netfin Merger Sub, a wholly-owned direct subsidiary of the Company, would merge with and into Netfin, with Netfin being the surviving corporation in the merger and a wholly-owned direct subsidiary of the Company following the merger (the transactions described above, collectively, the “Business Combination”). The Business Combination was consummated on November 10, 2020 and on such date the Company changed its name to Triterras, Inc.

The Business Combination was accounted for as a continuation of Triterras Fintech Pte. Ltd (“Fintech”) in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). Under this method of accounting, while the Company is the legal acquirer of both Netfin and Fintech, Fintech has been identified as the accounting acquirer of Netfin for accounting purposes. This determination was primarily based on the following factors: (i) Fintech’s existing operations comprise the only ongoing operations of the Company, (ii) Fintech’s senior management comprise the senior management of the Company, and (iii) the former owners and management of Fintech have control of the board of directors of the Company by virtue of being able to appoint a majority of the directors of the Company. In accordance with guidance applicable to these circumstances, for accounting purposes the Business Combination is being treated as the equivalent of Fintech issuing shares for the net assets of Netfin, accompanied by a recapitalization. The net assets of Netfin will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations reported on for periods prior to the Business Combination will be those of Fintech.

Certain amounts that appear in this Shell Company Report may not sum due to rounding.

ii

Defined Terms

Unless otherwise stated or unless the context otherwise requires, references to the “Company” are to Triterras, Inc., whereas references to “Triterras,” “we,” “us,” or “our” are to Triterras, Inc. and its subsidiaries for the period from November 11, 2020 and Triterras Fintech Pte. Ltd. from January 11, 2018 to November 10, 2020.

In this Shell Company Report:

“Business Combination” means the transactions contemplated by the Business Combination Agreement that occurred at or immediately prior to the Closing.

“Closing” means the closing of transactions contemplated by the Business Combination Agreement.

“Executive Management” means members of the executive management team of Triterras.

“Fintech” means Triterras Fintech Pte. Ltd.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Netfin” means Netfin Acquisition Corp., a Cayman Islands exempted company with registration number 350412.

“Netfin Class A ordinary shares” means Netfin’s Class A ordinary shares, par value $0.0001 per share.

“Netfin IPO” means the initial public offering of Units of Netfin, consummated on July 30, 2019.

“October 29 Prospectus” means the proxy statement/prospectus filed with the SEC by the Company pursuant to Rule 424(b)(3) on October 29, 2020.

“Ordinary Share” means the ordinary shares of Triterras, par value $0.0001 per share.

“Private Placement Warrant” means Warrants sold in private placements in connection with the Netfin IPO.

“Public Shares” means Netfin Class A ordinary shares issued as part of the Units sold in the Netfin IPO.

“Public Warrants” means Warrants included in Units sold in the Netfin IPO.

“Registration Rights Agreement” means that registration rights agreement, dated as of November 10, 2020, by and among the Company, Netfin, MVR Netfin LLC, SSOL and IKON and certain other parties thereto, with respect to the Ordinary Shares and other securities of Triterras.

“Sellers” means Symphonia Strategic Opportunities Limited, a Mauritius private company limited by shares, (“SSOL”), and IKON Strategic Holdings Fund, a Cayman Islands exempted company (“IKON”).

“Triterras Warrants” means the 25,981,000 warrants each of which entitle the holder thereof to purchase for $11.50 per share one Ordinary Share (subject to adjustment in accordance with the Warrant Agreement). As part of the Business Combination, a total of 25,300,000 Public Warrants (exercisable at $11.50 per share) and 681,000 Private Placement Warrants (exercisable at $11.50 per share) became Triterras Warrants.

“Trust Account” means the trust account that holds a portion of the proceeds of the Netfin IPO and the concurrent sale of the private placement units.

“Units” means Units issued in the Netfin IPO, each consisting of one share of Netfin Class A ordinary shares and one Warrant.

“USD” or “$” means the legal currency of the United States.

“Warrant Agreement” means that certain Warrant Agreement, dated as of July 30, 2019, between Netfin and the warrant agent named therein.

“Warrants” means warrants, issued pursuant to the Warrant Agreement, to purchase Netfin Class A ordinary shares issued in the Netfin IPO and simultaneous private placements. Each whole warrant entitled the holder thereof to purchase one share of Netfin Class A ordinary shares at a price of $11.50 per share (subject to adjustment in accordance with the Warrant Agreement) and upon the Closing became a Triterras Warrant.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The directors and members of Executive Management upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Information About Executive Officers, Directors And Nominees,” which is incorporated herein by reference. The business address for each of Company’s directors and members of Executive Management is 9 Raffles Place, #23-04 Republic Plaza, Singapore 048619, except that the business address of Mr. Maurer is 445 Park Avenue, 9th Floor, New York, New York 10022.

B.	Advisors

Milbank LLP, 55 Hudson Yards, New York, NY 10001, and Harney Westwood & Riegels Singapore LLP, 138 Market Street, #24-04 CapitaGreen, Singapore 048946, have acted as counsel for the Company and will act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

KPMG LLP acted as Fintech’s independent auditor for the year ended February 29, 2020 and the period from January 11, 2018 (date of incorporation) to February 28, 2019.

Pursuant to the resolutions adopted by our Board of Directors on November 9, 2020 and in connection with the consummation of the Business Combination, Marcum LLP, the Company’s previous auditor, was dismissed as the auditor for Netfin.

The report of Marcum on Netfin Acquisition Corp.’s financial statements as of December 31, 2019, and for the period from April 24, 2019 (inception) through December 31, 2019, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the period from April 24, 2019 (inception) through December 31, 2019, and the subsequent interim period through November 9, 2020, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its report covering such period. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent interim period through November 9, 2020.

The Company provided Marcum with a copy of the foregoing disclosures prior to the filing of this Shell Company Report and requested that Marcum furnish a letter addressed to the SEC, which is attached hereto as Exhibit 15.3, stating whether it agrees with such disclosures, and, if not, stating the respects in which is does not agree. The letter indicates that there was no such disagreement.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

Netfin

Selected financial information regarding Netfin is included in the Form F-4 in the section entitled “Selected Historical Financial Information—Netfin” which is incorporated herein by reference.

Triterras

Selected financial information regarding Triterras is included in the Form F-4 in the sections entitled “Selected Historical Financial Information—Fintech” and is incorporated herein by reference.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with Triterras are described in the Form F-4 in the section entitled “Risk Factors.” The risk factors set forth in sections “Risk Factors—Risks Relating to our Business,” and “Risk Factors—Regulatory and Compliance Risks” are incorporated herein by reference.

Item 4. Information on the Company

A.	History and Development of the Company

The Company is a Cayman Islands exempted company and was incorporated solely for the purpose of effectuating the Business Combination, which was consummated on November 10, 2020. See “Explanatory Note” for further details of the Business Combination. The Company was incorporated under the laws of the Cayman Islands on February 19, 2020. The Company owns no material assets other than its interests in Fintech acquired in the Business Combination and does not operate any business. Fintech is a private company limited by shares incorporated under Singapore law. Fintech was incorporated in Singapore on January 11, 2018. See Item 5 for a discussion of Triterras’ principal capital expenditures and divestitures for the year ended February 29, 2020 and the period from January 11, 2018 (date of incorporation) to February 28, 2019. There are no material capital expenditures or divestitures currently in progress as of the date of this Shell Company Report.

The mailing address of the Company’s principal executive office is 9 Raffles Place, #23-04 Republic Plaza, Singapore 048619. Its telephone number is +65 6661 9240. The Company’s process agent in the United States is Rick Maurer, 445 Park Avenue, 9th Floor, New York, New York 10022. The Company’s principal website address is www.triterras.com. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Shell Company Report, and you should not consider it a part of this Shell Company Report. Information filed with or furnished to the SEC by the Company will be available on the Company’s website. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through Triterras. A description of this business is included in the Form F-4 in the sections entitled “Business Of Fintech,” and “Operating And Financial Review And Prospects Of Fintech,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Netfin and Fintech. became wholly owned subsidiaries of the Company. The following diagram depicts the organizational structure of the Company as of the date of the Closing. Percentages refer to voting power of the Ordinary Shares held by the respective shareholders or shareholder groups.

The subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address		Nature of Business	Proportion of ordinary shares Held by the Group
Triterras Fintech Pte. Ltd.	Singapore	Singapore	Financial Technology	100.00%
Netfin Acquisition Corp.	Cayman Islands	N/A	Finance Company	100.00%

D.	Property, Plants and Equipment

None / Not applicable.

Item 4A. Unresolved Staff Comments

None / Not applicable.

Item 5. Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operation of Triterras is included in the Form F-4 in the section entitled “Operating And Financial Review And Prospects Of Fintech,” which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A.	Directors and Executive Officers

The directors and members of Executive Management upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Information About Executive Officers, Directors And Nominees” (other than the biography of Robert Stables), which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and members of Executive Management of Triterras is set forth in the Form F-4, in the sections entitled “Information About Executive Officers, Directors And Nominees—Historical Executive Officer And Director Compensation”, “Information About Executive Officers, Directors And Nominees—Executive Officer and Director Compensation Following the Business Combination,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the sections entitled “Information About Executive Officers, Directors And Nominees,” and “Description Of Holdco’s Securities—New Ordinary Shares—Directors,” which are incorporated herein by reference.

Following consummation of the Business Combination, the directors have been assigned classes as follows:

Srinivas Koneru	Class I
Alvin Tan	Class II
Richard M. Maurer	Class III
Martin Jaskel	Class I
Vanessa Slowey	Class II
Matthew Richards	Class III
Kenneth Stratton	Class I

D.	Employees

Information pertaining to Triterras’ employees is set forth in the Form F-4, in the fifth paragraph of the section entitled “Business Of Fintech — Geographic Footprint & Employees,” which is incorporated herein by reference.

E.	Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Shell Company Report.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of November 11, 2020 upon the consummation of the Business Combination by:

●	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and members of Executive Management; and

●	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of November 11, 2020 pursuant to the exercise of Triterras Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

The expected beneficial ownership percentages set forth below do not take into account the issuance of any Ordinary Shares upon completion of the Business Combination under the 2020 Plan or any issuance of Earnout Share Consideration, but do take into account, where specifically noted, the issuance of Ordinary Shares upon the exercise of Warrants to purchase Ordinary Shares that will become exercisable on December 10, 2020.

	Post-Business Combination
Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares
Srinivas Koneru(2)	51,622,419	61.2%
IKON Strategic Holdings Fund and Symphonia Strategic Opportunities Limited(2)	51,622,419	61.2%
Richard M. Maurer(3)	8,303,000	9.9%
Martin Jaskel	20,000	*
Vanessa Slowey	—	—
Matt Richards	—	—
Kenneth Stratton	—	—
Alvin Tan	—	—
John Galani	—	—
James H. Groh, Sr.	—	—
Ashish Srivastava	—	—
All directors and executive officers as a group	59,945,419	71.5%

MVR Netfin LLC(3)	8,303,000	9.9%
Marat Rosenberg(3)	8,303,000	9.9%
Vadim Komissarov(3)	—	—
Karpus Management, Inc.(4)	1,918,950	2.3%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of the following 9 Raffles Place, #23-04 Republic Plaza Singapore 048619.

(2)	IKON Strategic Holdings Fund (“IKON”) and Symphonia Strategic Opportunities Limited (“SSOL”) are the record holders of 10,324,484 and 41,297,935 of the shares reported herein, respectively. The sole director of IKON is Srinivas Koneru and its sole shareholder is SSOL. SSOL is ultimately beneficially owned by Srinivas Koneru. The business addresses of IKON and SSOL are c/o Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, and 42 Hotel Street 3rd Floor, GFin Tower Cybercity Ebene, Mauritius, respectively.

(3)	MVR Netfin LLC is the record holder of the shares reported herein. Messrs. Rosenberg and Komissarov and an entity owned and controlled by Mr. Maurer are the members of MVR Netfin LLC and may be entitled to distributions of the securities held by MVR Netfin LLC. Messrs. Rosenberg and Maurer are the managers of MVR Netfin LLC and have voting and investment discretion with respect to the Ordinary Shares held of record by MVR Netfin LLC. The beneficial ownership of MVR Netfin LLC and Messrs. Maurer, Rosenberg and Komissarov includes 681,000 Private Placement Warrants that will become exercisable to purchase Ordinary Shares on December 10, 2020. The business address of MVR Netfin LLC and Messrs. Maurer, Rosenberg and Komissarov is 445 Park Avenue, 9th Floor, New York, New York 10022.

(4)	According to a Schedule 13G filed on February 14, 2020 on behalf of Karpus Management, Inc., d/b/a Karpus Investment Management, such entity has sole voting and dispositive power with respect certain of the reported shares shown above. The business address of this shareholder is 183 Sully’s Trail, Pittsford, New York 14534.

B.	Related Party Transactions

Information pertaining to Triterras’ related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Person Transactions—Fintech Related Person Transactions,” which is incorporated herein by reference. One of our directors, Mr. Maurer, wholly owns Longview Resources Group, an ongoing customer of Triterras, which accounted for 5.2% and 9.4% of Triterras’ revenue for the fiscal year ended February 29, 2020 and the six months ending August 31, 2020, respectively.

C.	Interests of Experts and Counsel

None / Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements of Netfin

The financial statements of Netfin as of December 31, 2019, the related statements of operations, changes in shareholders’ equity and cash flows for the period from April 24, 2019 (inception) through December 31, 2019 and the related notes are included in the Form F-4, and are incorporated herein by reference. See also Item 3.A. for selected financial information regarding Netfin.

Financial Statements of Triterras

The financial statements of Triterras as of February 29, 2020 and February 28, 2019, the related statements of comprehensive income, changes in equity and cash flows for the year ended February 29, 2020 and the period from January 11, 2018 (date of incorporation) to February 28, 2019, and the related notes are included in the Company’s proxy statement/prospectus filed pursuant to Rule 424(b)(3) on October 29, 2020 (the “October 29 Prospectus”), and are incorporated herein by reference.

See also Item 3.A. for selected financial information regarding Triterras, as well as Item 5 regarding Triterras’ discussion and analysis of the financial condition and results of operation.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

The Company’s unaudited pro forma condensed combined financial information is being presented for informational purposes only and is not necessarily indicative of what the Company’s actual financial position or results of operations would have been had the Business Combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Company. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the unaudited pro forma condensed combined financial information. Management of Triterras has made significant estimates and assumptions in the determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. As a result, this unaudited pro forma condensed combined financial information should be read in conjunction with the financial information incorporated by reference into this Shell Company Report.

Description of the Transaction

For a description of the Transaction and details of the Business Combination, see “Explanatory Note.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a continuation of Fintech in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, while the Company is the legal acquirer of both Netfin and Fintech, Fintech has been identified as the accounting acquirer of Netfin for accounting purposes. This determination was primarily based on Fintech comprising the ongoing operations of the Company, Fintech senior management comprising the senior management of the Company, and the former owners and management of Fintech having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the Company. As Netfin does not meet the definition of a business as defined in IFRS 3 — Business Combinations (“IFRS 3”), the acquisition is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 — Share-based Payments (“IFRS 2”). Hence, the transaction will be accounted for as the continuance of Fintech with recognition of the identifiable assets acquired and the liabilities assumed of Netfin at fair value. Operations prior to the Business Combination will be those of Fintech from an accounting point of view.

Under IFRS 2, the Business Combination is measured at the fair value of the Ordinary Shares deemed to have been issued by Triterras for the ownership interest in the Company as if the transaction had taken the legal form of Triterras acquiring 100% of Netfin and issuing its own equity in such transaction. The difference between the fair value of the Ordinary Shares deemed to have been issued by Triterras and the fair value of Netfin’s identifiable net assets acquired represents a transaction cost and will be expensed as a charge to income.

Other factors were considered, including composition of management, purpose and intent of the Business Combination and the location of the combined company’s headquarters, noting that the preponderance of evidence as described above is indicative that Triterras is the accounting acquirer in the Business Combination.

No goodwill or other intangible assets was recorded by Triterras in connection with the acquisition. In the accompanying pro forma information, the net assets of Netfin were recognized at fair value (which was consistent with carrying value), with no goodwill or other intangible assets recorded. All direct costs of the Business Combination were expensed.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 has been prepared assuming the Business Combination and related transactions closed on as of January 1, 2019.

The unaudited pro forma condensed combined balance sheet as of December 31, 2019 assumes that the Business Combination closed on December 31, 2019.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using and should be read in conjunction with:

●	Fintech’s audited financial statements as of and for the year ended, February 29, 2020 and February 28, 2019, incorporated by reference into this Shell Company Report;

●	Netfin’s audited financial statements as of and for the period from April 24, 2019 (“Inception”) through, December 31, 2019, incorporated by reference into this Shell Company Report;

●	the sections entitled “Fintech’s Operating and Financial Review” incorporated by reference into this Shell Company Report.

As Netfin is the accounting acquiree and Triterras prepares its financial statement in accordance with IFRS, the historical financial information of Netfin has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the combined unaudited pro forma financial information. No adjustments were required to convert Netfin financial statements from US GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify Netfin ordinary shares subject to redemption as non-current liabilities under IFRS. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Business Combination.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the combined company.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

Triterras and Fintech prepare their financial statements on the basis of a fiscal year ending on the last day in February of each year. The financial statements of Netfin have historically been prepared on a basis of a fiscal year ending December 31. In accordance with applicable SEC rules, if only one of the entities involved in a transaction for which pro forma financial statements are prepared is an SEC reporting company then that entity’s fiscal year end is used to determine the periods presented in the pro forma financial statements. If the non-SEC reporting entity’s fiscal year end differs from the reporting entity’s fiscal year end by more than 93 days, the income statement for a twelve-month period ending within 93 days of the reporting entity’s fiscal year end must be used.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019
(UNAUDITED)
(in thousands, except per share amounts)

		NETFIN				COMBINED
	FINTECH Historical	NETFIN Historical	Pro Forma Adjustments	Notes	Pro Forma NETFIN	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Cash and marketable securities held in Trust Account	$-	$255,080	$(255,080)	(1) b	$-	$-		$-
Plant and equipment, net	1	-	-		-	-		1
Intangible assets	291	-	-		-	-		291
Non-current assets	292	255,080	(255,080)		-	-		292
Trade and other receivables, net	13,395	-	-		-	-		13,395
Other current assets	5,389	-	-		-	-		5,389
Prepaid expenses and other current assets	-	70	-		70	-		70
Cash and cash equivalents	165	721	255,080	(1) b	248,352	(20,689)	(2) a	167,828
			(7,449)	(1) c		(60,000)	(2) b
Total current assets	18,949	791	247,631		248,422	(80,689)		186,682
Total assets	$19,241	$255,871	$(7,449)		$248,422	$(80,689)		$186,974

Liabilities
Deferred underwriting fee payable	$-	$8,855			$8,855	$(8,855)	(2) a	$-
Common stock subject to possible redemptions	-	-	241,513	(1) a	-	-		-
			(241,513)	(1) c
Non-current liabilities	-	8,855	-		8,855	(8,855)		-
Trade and other payables	1,182	-	-		-	-		1,182
Accrued expenses	-	503	-		503	-		503
Contract liabilities	97	-	-		-	-		97
Income taxes payable	1,593	-	-		-	-		1,593
Total current liabilities	2,872	503	-		503	-		3,375
Total liabilities	2,872	9,358	-		9,358	(8,855)		3,375

Commitments

Common stock subject to possible redemptions	-	241,513	(241,513)	(1) a	-	-		-

Equity
Preferred Stock	-	-	-		-	-	(2) b	-
Common Stock	-	-	-		-	8	(2) b	8
Common Stock - Class A	-	-	-		-	-	(2) b	-
Common Stock - Class B	-	1	-		1	(1)	(2) b	-
Additional paid in capital	5,000	3,731	234,064	(1) c	237,795	71,591	(2) b	314,386
Retained earnings (accumulated deficit)	11,369	1,268	-		1,268	(11,834)	(2) a	(130,795)
						(1,268)	(2) b
						(130,330)	(2) b
Total equity	16,369	5,000	234,064		239,064	(71,834)		183,599
Total liabilities and stockholders’ equity	$19,241	$255,871	$(7,449)		$248,422	$(80,689)		$186,974

See Note 3 for descriptions of the adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2019.

PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2019
(in thousands, except per share and per share amounts)

			Pro Forma		Pro Forma
	FINTECH	NETFIN	Adjustments	Notes	Combined
Net sales	$16,898	$-	$-		$16,898
Cost of operations	-	-	-		-
Gross profit	16,898	-	-		16,898
Operating expenses
Other operating expense	(930)	-	-		(930)
Selling, general and administrative expenses	(610)	(816)	-		(1,426)
Impairment on trade receivables	(183)	-	-		(183)
Operating profit	15,175	(816)	-		14,359
Interest and financing costs
Interest income, net	(1)	1,927	(1,927)	(1) a	(1)
Unrealized gains on marketable securities held in Trust Account	-	157	(157)	(1) b	-
Total interest and financing	(1)	2,084	(2,084)		(1)
Income (loss) before income taxes	15,174	1,268	(2,084)		14,358
Income tax expense	(1,593)	-	-		(1,593)
Net income (loss)	$13,581	$1,268	$(2,084)		$12,765

Weighted average share outstanding
Basic			83,195,869	(2)	83,195,869
Diluted			83,195,869	(2)	83,195,869
Income (loss) per share available to common shareholders
Basic					$0.15
Diluted					$0.15

See Note 4 for descriptions of the adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2019.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared assuming Netfin is the acquired company and Triterras is the accounting acquirer for financial reporting purposes. The net assets of Netfin were recognized at fair value (which was consistent with carrying value), with no goodwill or other intangible assets recorded. All direct costs of the Business Combination will be expensed.

The unaudited pro forma condensed combined balance sheet as of December 31, 2019 assumes that the Business Combination closed on December 31, 2019. The unaudited pro forma condensed combined statement of profit or loss and other comprehensive income was prepared assuming the Business Combination closed on January 1, 2019.

The pro forma adjustments reflecting the consummation of the Business Combination are based on currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

Therefore, it is likely that actual experience will differ from the assumptions and pro forma adjustments and it is possible the differences will be material. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the consummation of the Business Combination, based on information available to management at the time of preparation of this pro forma financial information and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination closed on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Company. They should be read in conjunction with the audited financial statements and notes thereto of each of Netfin and Triterras incorporated by reference into this Shell Company Report.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination. It has been prepared for informational purposes only and is subject to a number of uncertainties and assumptions as described in these accompanying notes.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

Management has made significant assumptions and preliminary estimates in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these assumptions and preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or other cost savings that may be associated with the Business Combination.

The historical financial information of Netfin has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the combined unaudited pro forma financial information. No adjustments were required to convert Netfin financial statements from US GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify Netfin’s ordinary shares subject to redemption as non-current liabilities under IFRS. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Business Combination.

Triterras and Netfin did not have any pre-existing relationship or other intercompany transactions, accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of profit or loss and other comprehensive income and comprehensive (loss) income are based upon the number of the Ordinary Shares that would have been outstanding assuming the Business Combination occurred on January 1, 2019.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2019

The unaudited pro forma condensed combined balance sheet as of December 31, 2019 gives effect to the Business Combination as if it was completed on December 31, 2019.

1.	The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2019 are as follows:

a.	To reclassify US$241.5 million of Class A Shares subject to possible redemption as a long-term liability under IFRS.

b.	To reclassify cash and marketable securities held in the Netfin trust account of US$255.1 million to Cash that became available upon closing of the Business Combination.

c.	To record actual redemptions of $7.5 million and to reclass common stock subject to redemptions of $234.1 million to additional paid in capital.

2.	Represents the actual transfer of common stock subject to possible redemptions to permanent equity. 732,550 Netfin Class A ordinary shares were redeemed at a price of $10.17 for total redemptions of approximately US$7.4 million.

a.	To reflect payment of the estimated US$20.7 million of transaction expenses incurred, of which US$8.9 million were deferred underwriters’ fees related to Netfin’s initial public offering payable at the consummation of the Business Combination. The remaining US$11.8 million of transaction expenses, which are nonrecurring, were expensed.

b.	To record the fair value of share consideration of US$369.4 million and a US$130.3 million excess of the fair value of the shares issued by the Company over the value of the net monetary assets acquired in the Business Combination. Under IFRS 2, this amount is recognized as a loss on the income statement. Additionally, to eliminate Netfin’s retained earnings (which is inclusive of historical retained earnings), additional paid-in capital, and common stock subject to possible redemption to permanent equity after reduction for US$7.5 million in redemptions.

The detail calculations of the above amounts are as follows (amounts in thousands, except per share amounts):

	Per Share Value *	Shares	Fair Value
Class A	$10.50	6,260	$65,730
Class B	$12.00	681	8,172
Redemptions	$12.00	(733)	(8,791)
Public	$12.00	25,300	303,600
Other	$10.50	65	683
		31,573	369,394
Book value			239,064
Excess of fair value over book value			$130,330

*	Closing prices as of November 9, 2020 for Netfin common stock (NFIN) and Netfin common stock units (NFINU) was $10.50 and $12.00 per share, respectively.

4.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or Loss and other Comprehensive Income for the Year Ended December 31, 2019

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 gives effect to the Business Combination as if it has completed on January 1, 2019, with adjustments for subsequent events. Netfin’s statement of operations information was derived from Netfin’s unaudited condensed statements of operations for the period from April 24, 2019 (Inception) through December 31, 2019. Triterras’ statement of profit or loss and other comprehensive income information was derived from Triterras’ unaudited combined statements of profit and loss for the year ended February 29, 2020.

(1)	The pro forma adjustments included in the unaudited pro forma condensed combined statement of profit or loss and other comprehensive income for the year ended December 31, 2019 are as follows:

a.	To eliminate interest income of US$1.9 million earned on amounts in Netfin’s trust account for the period.

b.	To eliminate unrealized gains on marketable securities of US$0.2 million held in trust account for the period.

(2)	As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the total amount of shares outstanding after the effect of the Business Combination, which amounts to a total of 83,195,869 shares have been outstanding for the entire period presented.

5.	Income (Loss) per Share

Represents the net earnings (loss) per share calculated using the historical weighted average ordinary shares of Netfin and the issuance of all the Ordinary Shares in connection with the Business Combination, assuming the Ordinary Shares were outstanding since January 1, 2019. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average ordinary shares outstanding for basic and diluted net income (loss) per ordinary share assumes that the Ordinary Shares issuable in connection with the Business Combination have been outstanding for the entire period presented. This calculation was retroactively adjusted to eliminate the 732,550 Netfin Class A ordinary shares which were redeemed immediately prior to the consummation of the Business Combination for the entire period.

The unaudited pro forma condensed combined financial information is as follow:

in thousands, except share and per share data
Selected Unaudited Pro Forma Condensed Combined Statement of Profit or Loss and other Comprehensive Income – Year Ended December 31, 2019
Net sales	$16,898
Net income	$12,765
Earnings per share	$0.15
Weighted average shares outstanding – basic and diluted	83,195,869

Selected Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2019
Total current assets	$186,682
Total assets	$186,974
Total current liabilities	$3,375
Total liabilities	$3,375
Total stockholders’ equity	$183,599

Warrants were assumed to be anti-dilutive.

Comparative Per Share Data

The following table sets forth selected historical comparative ordinary share information for Netfin and Triterras, respectively, and unaudited pro forma condensed combined per share information of the Company after giving effect to the Business Combination.

The pro forma book value information reflects the Business Combination as if it had occurred on December 31, 2019. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2019.

This information is only a summary and should be read together with the selected historical financial information summary incorporated by reference into this Shell Company Report, and the audited financial statements of Netfin and Triterras and related notes that are incorporated by reference into this Shell Company Report. The unaudited Netfin and Triterras pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this Shell Company Report.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have been reported had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Netfin and Triterras would have been had the companies been combined during the period presented.

		NETFIN		Combined	Company Equivalent Per Share
	Triterras (Historical)	Historical	Pro Forma	Pro Forma	Pro Forma
As of and for the year ended December 31, 2019
December 31, 2019 book value per share	$3.27	$0.15	$7.40	$2.21	$22.78

Cash dividends per share	$-	$-	N/A	$-	$-

Weighted average shares:
Weighted average outstanding number of Class A and B ordinary shares - basic and diluted	-	32,306,000	N/A	-	-
Weighted average outstanding number of ordinary shares - basic and diluted	3,333,433	-	N/A	83,195,869	51,622,419

Earnings (loss) per share:
Loss per Class A ordinary share, basic and diluted	$-	$(0.10)	N/A	$-	$-
Earnings per share, basic and diluted	$4.07	$-	N/A	$0.15	$1.58

Dividend Policy

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Company’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, the Company’s overall financial condition, available distributable reserves and any other factors deemed relevant by the Company’s board of directors. Other than as disclosed elsewhere in this Shell Company Report, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on the Ordinary Shares in the near future.

B.	Significant Changes

None / Not Applicable.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Ordinary Shares and Triterras Warrants are listed on Nasdaq under the symbols TRIT and TRITW, respectively. Holders of Ordinary Shares and Triterras Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares and Triterras Warrants are listed on Nasdaq under the symbols “TRIT” and “TRITW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

As of November 11, 2020, subsequent to the closing of the Business Combination, there were 83,195,869 Ordinary Shares outstanding and issued. There were also 25,981,000 Triterras Warrants outstanding, each exercisable at $11.50 per share, of which 25,300,000 were former Public Warrants and 681,000 were former Private Placement Warrants. The Business Combination Agreement provides that the Sellers will be entitled to receive an additional 15,000,000 Ordinary Shares upon the occurrence of certain Adjusted EBITDA thresholds, see “The Business Combination Agreement—Earnout Share Consideration and Adjusted EBITDA*” which is incorporated herein by reference.

B.	Memorandum and Articles of Association

The articles of association of the Company dated as of November 10, 2020 are included as Exhibit 1.1 to this Shell Company Report. The articles of association adopted by the Company upon the Business Combination change the Company’s fiscal year end from December 31 to the last day of February. As a result of this change, the Company’s 2021 fiscal year end will be February 28, 2021 and 2022 fiscal year end will be February 28, 2022. This change is intended to align the Company’s fiscal year end date with the fiscal year end of Fintech and is not expected to have a material effect on the Company’s results.

The description of the articles of association of the Company contained in the Form F-4 in the section entitled “Description of Holdco’s Securities” is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to Triterras’ Operations

Information pertaining to Triterras’ material contracts is set forth in the Form F-4, in the sections entitled “Operating And Financial Review And Prospects Of Fintech—Recent Developments” And “Certain Relationships And Related Person Transactions—Fintech Related Person Transactions” which are incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is included in the Form F-4 in the section entitled “The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

Registration Rights Agreement

On the Closing Date, the Company entered into a registration rights agreement (the “RRA”) with Netfin, MVR Netfin LLC, SSOL, IKON, Martin Jaskel, Richard Mauer, Marat Rosenberg and Vadim Komissarov (together SSOL, IKON, Messrs. Jaskel, Mauer and Rosenberg, the “Holders”). Under the RRA, the Company has certain obligations to register for resale under the Securities Act of 1933, as amended, all of our Ordinary Shares and Warrants held by the Holders on the Closing Date and any other securities issued or issuable with respect to any such Ordinary Shares and Warrants by way of a share split, share dividend, recapitalization, exercise, exchange or similar event or otherwise (including the underlying ordinary shares issuable upon the exercise of any Warrants) (collectively, the “Registrable Securities”).

The Company is required to, within 90 days of the Closing Date, file a registration statement registering the resale of the Registrable Securities. Additionally, the Holders may demand an underwritten offering of their Registrable Securities if the Registrable Securities to be sold in such offering have a value of more than $10 million. However, the Company will not be obligated to effect more than three underwritten offerings in any calendar year or two in any rolling-six-month period. Holders also have certain “piggy-back” registration rights with respect to registration statements. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by the full text of the RRA, which is attached hereto as Exhibit 4.2 and is incorporated by reference herein.

Lock-up Agreement

On the Closing Date, we entered into a lock-up agreement (the “Lock-Up Agreement”) with Netfin, MVR Netfin LLC, SSOL and IKON (SSOL and IKON together, the “Sellers”) pursuant to which the Sellers agreed to not transfer, sell, assign or otherwise dispose of our Ordinary Shares, including shares receivable upon exercise of Warrants, they received in the Business Combination prior to (i) three months after the Closing Date with respect to 10% of their Ordinary Shares and (ii) six months after the Closing Date with respect to the remaining 90% of their Ordinary Shares, subject to certain exceptions set forth therein.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is attached hereto as Exhibit 4.3 and is incorporated by reference herein.

D.	Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E.	Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the sections entitled “The Business Combination Proposal— Certain U.S. Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations of Owning Holdco Ordinary Shares” and “The Business Combination Proposal—Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

The payment of any cash dividends will be dependent upon the revenue, earnings and financial condition of the Company from time to time. The payment of any dividends will be within the discretion of the board of directors of the Company.

G.	Statement by Experts

The statement of financial position of Fintech as of February 29, 2020 and February 28, 2019, the related statements of comprehensive income, changes in equity and cash flows for the year ended February 29, 2020 and the period from January 11, 2018 (date of incorporation) to February 28, 2019, and the related notes incorporated by reference herein have been so incorporated in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for Netfin as of December 31, 2019, the related statements of operations, changes in shareholders’ equity and cash flows for the period from April 24, 2019 (inception) through December 31, 2019 and the related notes incorporated by reference herein have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The information set forth in the section entitled “Operating and Financial Review and Prospects of Fintech—Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

Triterras Warrants

Information pertaining to Triterras Warrants is set forth in the Form F-4, in the section entitled “Description of Holdco’s Securities—Warrants,” which is incorporated herein by reference.

PART II

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements of Netfin are incorporated by reference to pages F-2 to F-18 in Amendment No. 3 to the Registration Statement, filed with the SEC on October 26, 2020.

The audited financial statements of Triterras are incorporated by reference to pages F-19 to F-50 in Amendment No. 3 to the Registration Statement, filed with the SEC on October 26, 2020.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association of Triterras, Inc.*
2.1	Specimen ordinary share certificate of Triterras, Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4/A filed October 19, 2020 (file no. 333- 248486)).
2.2	Specimen warrant certificate of Triterras, Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by Netfin Acquisition Corp. on July 11, 2019 (file no. 333- 232612)).
2.3	Warrant Agreement, dated July 30, 2019, by and between Netfin Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Netfin Acquisition Corp. filed August 2, 2019 (file no. 001-39008)).
4.1	Business Combination Agreement, dated as of July 29, 2020, as amended on August 28, 2020, by and among Netfin Acquisition Corp., Netfin Holdco, MVR Netfin LLC, Netfin Merger Sub, IKON and SSOL (incorporated by reference to Annex A of Form F-4/A filed October 26, 2020 (file no. 333-248486)).
4.2	Registration rights agreement, dated as of November 10, 2020, by and among Triterras, Inc., Netfin Acquisition Corp., MVR Netfin LLC, Symphonia Strategic Opportunities Limited, IKON Strategic Holdings Fund and certain other holders listed therein (incorporated by reference to Exhibit 10.2 to Form 8-K filed November 10, 2020 by Netfin Acquisition Corp. (file no. 001-39008)).
4.3	Lock-Up Agreement by and among Triterras, Inc., Netfin Acquisition Corp., MVR Netfin LLC, IKON Strategic Holdings Fund and Symphonia Strategic Opportunities Limited (incorporated by reference Exhibit 10.1 to Form 8-K filed November 10, 2020 by Netfin Acquisition Corp. (file no. 001-39008)).
4.4	Origination Agreement between Triterras Fintech Pte Ltd and Rhodium Resources Pte Ltd.+ (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A filed October 26, 2020 (file no. 333- 248486))
4.5	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Resources Pte Ltd. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed October 26, 2020 (file no. 333- 248486))
4.6	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Resources USA, Inc. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed October 26, 2020 (file no. 333- 248486))
4.7	Service Agreement between Triterras Fintech Pte Ltd and Rhodium Europe Limited. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A filed October 26, 2020 (file no. 333- 248486))
4.8	Service Agreement between Triterras Fintech Pte Ltd and Triterras Asia Pte. Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4/A filed October 26, 2020 (file no. 333- 248486))
4.9	Employment Agreement, dated November 11, 2020 between Triterras Fintech Pte Ltd and Srinivas Koneru.*
4.10	Letter Agreement, dated July 30, 2019, by and among Netfin Acquisition Corp., its executive officers, its directors and MVR Netfin LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Netfin Acquisition Corp. filed August 2, 2019 (file no. 001-39008)).
15.1	Consent of KPMG LLP, independent public accounting firm of Triterras Fintech Pte. Ltd.*
15.2	Consent of Marcum LLP, independent registered public accounting firm of Netfin Acquisition Corp.*
15.3	Letter of Marcum to the SEC, dated November 16, 2020.*

*	Filed herewith
+	Certain portions of the exhibit have been omitted in accordance with the Securities and Exchange Commission’s rules and regulations regarding confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

TRITERRAS, INC.

November 16, 2020	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Director, Executive Chairman and Chief Executive Officer